PRESS RELEASE

For Investors: Adi Padva Head of Investor Relations InvestorRelations@aercap.com	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com

AerCap Holdings N.V. Reports Another Record Quarter
for the Third Quarter 2026 and Raises 2026 Guidance

•GAAP net income for the third quarter of 2026 of $949 million, or $6.17 per share.
•Record adjusted net income for the third quarter of 2026 of $1,009 million, or $6.56 per share.
•Raising full-year 2026 adjusted earnings per share guidance to approximately $20.70, before any fourth quarter gains on sale.
DUBLIN – October 28, 2026 – AerCap Holdings N.V. (NYSE: AER), the industry leader across all areas of aviation leasing, today reported record financial results for the third quarter and raised guidance for full-year 2026.
“AerCap delivered another quarter of record results and raised guidance, reflecting the power of our platform and the continued demand for high-quality aviation assets. While higher fuel prices are impacting airline profitability, the fundamental supply-demand dynamics in commercial aviation remain favorable for AerCap. Our superior long-term returns are the result of a unique platform that combines global scale, significant information advantages, deep customer relationships, and ownership of the most valuable aviation assets, particularly engines and next-generation aircraft,” said Aengus Kelly, Chief Executive Officer of AerCap.

“This business is not simply about buying, leasing and selling aircraft. It is about actively managing aviation assets throughout their lifecycle, allocating capital where we see the most attractive returns, and using our market leadership and expertise to create value at every stage of ownership. This is what makes AerCap's earnings power durable and drives long-term value creation for our shareholders,” concluded Mr. Kelly.
Highlights:
•GAAP return on equity of 20% and record adjusted return on equity of 22% for the third quarter of 2026.
•Cash flow from operating activities of $1.8 billion for the third quarter of 2026.
•Capex of $1.9 billion in the third quarter of 2026, including the purchase of 32 aircraft.
•$1.1 billion of asset sales in the third quarter with $353 million of gains on sale, representing an unlevered gain-on-sale margin of 45%, or 2.6x book value on an equity basis.
•Repurchased 5.3 million shares for a total of approximately $783 million during the third quarter of 2026, bringing total share repurchases to over $2.2 billion for 2026, representing approximately 10% of outstanding shares as of December 31, 2025.
•New $1 billion share repurchase program announced during the third quarter of 2026.
•Adjusted debt/equity ratio of 2.0 to 1 as of September 30, 2026; rated BBB+/Baa1 by all three major rating agencies.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

Revenue and Net Spread

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	% increase/ (decrease)	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$1,698	$1,690	—	$5,057	$4,992	1%
Maintenance rents and other receipts	267	204	31%	635	465	36%
Total lease revenue	1,965	1,894	4%	5,692	5,457	4%
Net gain on sale of assets	353	332	6%	866	566	53%
Other income	97	83	17%	266	250	7%
Total Revenues and other income	$2,415	$2,309	5%	$6,824	$6,272	9%

Basic lease rents were $1,698 million for the third quarter of 2026, compared with $1,690 million for the same period in 2025. Basic lease rents for the third quarter of 2026 reflected $23 million of lease premium amortization.

Maintenance rents and other receipts were $267 million for the third quarter of 2026, compared with $204 million for the same period in 2025. Maintenance rents for the third quarter of 2026 reflected $35 million of maintenance rights asset amortization.

Net gain on sale of assets for the third quarter of 2026 was $353 million, relating to 70 owned assets sold for $1.1 billion, compared with $332 million for the same period in 2025, relating to 32 owned assets sold for $1.5 billion.

Other income for the third quarter of 2026 was $97 million, compared with $83 million for the same period in 2025.

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	% increase/ (decrease)	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)

Basic lease rents	$1,698	$1,690	—	$5,057	$4,992	1%
Adjusted for:
Amortization of lease premium/deficiency	23	26	(10%)	74	78	(6%)
Basic lease rents excluding amortization of lease premium/ deficiency	$1,721	$1,715	—	$5,131	$5,070	1%

Interest expense	475	486	(2%)	1,411	1,508	(6%)
Adjusted for:
Mark-to-market of interest rate derivatives	3	(9)	NA	8	(24)	NA
Interest expense excluding mark-to-market of interest rate derivatives	479	477	—	1,419	1,483	(4%)
Adjusted net interest margin (*)	$1,242	$1,239	—	$3,712	$3,587	3%
Depreciation and amortization	(649)	(665)	(3%)	(1,929)	(1,994)	(3%)
Adjusted net interest margin, less depreciation and amortization	$593	$573	4%	$1,783	$1,593	12%

Average lease assets (*)	$61,350	$61,694	(1%)	$61,368	$61,926	(1%)

Annualized net spread (*)	8.1%	8.0%		8.1%	7.7%
Annualized net spread less depreciation and amortization (*)	3.9%	3.7%		3.9%	3.4%

(*) Refer to "Notes Regarding Financial Information Presented in This Press Release" for details relating to these non-GAAP measures and metrics.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

Interest expense excluding mark-to-market of interest rate derivatives was $479 million for the third quarter of 2026, compared with $477 million for the same period in 2025. AerCap’s average cost of debt was 4.2% for the third quarter of 2026 and 4.0% for the same period in 2025, in each case excluding debt issuance costs, upfront fees and other impacts.
Selling, General and Administrative Expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
	2026	2025	% increase/ (decrease)	2026	2025	% increase/ (decrease)
	(U.S. Dollars in millions)			(U.S. Dollars in millions)

Selling, general and administrative expenses (excluding share-based compensation expenses)	$99	$99	—	$290	$282	3%
Share-based compensation expenses	25	30	(17%)	90	130	(31%)
Selling, general and administrative expenses	$125	$129	(3%)	$380	$413	(8%)
Selling, general and administrative expenses were $125 million for the third quarter of 2026, compared with $129 million for the same period in 2025.
Other Expenses
Leasing expenses were $131 million for the third quarter of 2026, compared with $93 million for the same period in 2025. Leasing expenses for the third quarter of 2026 included $14 million of maintenance rights amortization.
Effective Tax Rate
AerCap’s effective tax rate for the third quarter of 2026 was 12.3%, compared to an effective tax rate of 14.5% for the third quarter of 2025. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income or loss, and certain other discrete items. Excluding any discrete items, the effective tax rate for the full year 2026 is expected to be approximately 15%.
Book Value Per Share

	September 30, 2026	September 30, 2025
	(U.S. Dollars in millions, except share and per share data)

Total AerCap Holdings N.V. shareholders' equity	$18,622	$18,149

Ordinary shares outstanding	151,863,600	170,211,910
Unvested restricted stock	(2,754,000)	(4,046,913)
Ordinary shares outstanding (excluding unvested restricted stock)	149,109,600	166,164,997

Book value per ordinary share outstanding (excluding unvested restricted stock)	$124.89	$109.22

Cumulative dividends declared per ordinary share	$3.03	$1.56

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

Financial Position

	September 30, 2026	December 31, 2025	% increase/ (decrease) over December 31, 2025
	(U.S. Dollars in millions)

Total cash, cash equivalents and restricted cash	$2,653	$1,480	79%
Total assets	72,081	71,672	1%
Debt	43,272	43,565	(1%)
Total liabilities	53,459	53,348	—
Total AerCap Holdings N.V. shareholders' equity	18,622	18,323	2%

Flight Equipment
As of September 30, 2026, AerCap’s portfolio consisted of 3,482 aircraft, engines and helicopters that were owned, on order or managed. The average age of the company’s owned passenger aircraft fleet as of September 30, 2026 was 7.3 years (5.5 years for new technology aircraft and 15.7 years for current technology aircraft) and the average remaining contracted lease term was 7.4 years.
Dividend
In October 2026, AerCap’s Board of Directors declared a quarterly cash dividend of $0.40 per share, with a payment date of December 3, 2026 to shareholders of record of AerCap ordinary shares as of the close of business on November 11, 2026.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

Notes Regarding Financial Information Presented in This Press Release
The financial information presented in this press release is not audited.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The following are definitions of non-GAAP measures and metrics used in this press release. We believe these measures and metrics may further assist investors in their understanding of our performance. These measures and metrics should not be viewed in isolation and should only be used in conjunction with and as a supplement to our U.S. GAAP financial measures. Non-GAAP measures and metrics are not uniformly defined by all companies, including those in our industry, and so this additional information may not be comparable with similarly-titled measures and metrics and disclosures by other companies.

Adjusted net income / earnings per share, adjusted return on equity and adjusted earnings per share guidance
Adjusted net income is calculated as net income excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting and net recoveries related to the Ukraine Conflict. Adjusted earnings per share is calculated by dividing adjusted net income by the weighted average of our diluted ordinary shares outstanding. Adjusted return on equity is calculated by dividing adjusted net income by average shareholders’ equity. Given the relative significance of these items during 2026, we have chosen to present this measure in order to assist investors in their understanding of the changes and trends related to our earnings.

	Three Months Ended September 30, 2026		Nine Months Ended September 30, 2026
	Net income	Earnings per share	Net income	Earnings per share
	(U.S. Dollars in millions, except per share data)

Net income / earnings per share	$949	$6.17	$2,493	$15.69

Adjusted for:
Net recoveries related to Ukraine Conflict	—	—	(28)	(0.18)
Amortization of maintenance rights and lease premium assets recognized under purchase accounting (*)	71	0.46	284	1.79
Income tax effect of above adjustments	(11)	(0.07)	(38)	(0.24)

Adjusted net income / earnings per share	$1,009	$6.56	$2,710	$17.06

Average AerCap Holdings N.V. shareholders’ equity	$18,516		$18,438

Return on equity	20%		18%

Adjusted return on equity	22%		20%

(*) Includes $23 million adjustment to basic lease rents, $35 million adjustment to maintenance revenues and $14 million adjustment to leasing expenses for the three months ended September 30, 2026 and $74 million adjustment to basic lease rents, $108 million adjustment to maintenance revenues and $102 million adjustment to leasing expenses for the nine months ended September 30, 2026.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

Adjusted earnings per share guidance for full-year 2026 is calculated as projected net income (including gains on sale in the first nine months of 2026, but not including any gains on sale in the fourth quarter of 2026) excluding the after-tax impact of the amortization of maintenance rights and lease premium assets recognized under purchase accounting and net recoveries related to the Ukraine Conflict, divided by the weighted average of our projected diluted ordinary shares outstanding.

Projected FY 2026 Net income / Earnings per Share
(U.S. Dollars in billions, except per share data)
Net income (including 9M 2026 gains on sale)	$3.0
Amortization of maintenance rights and lease premium assets recognized under purchase accounting	0.4
Net recoveries related to Ukraine Conflict	(0.0)
Income tax effect of above adjustments	(0.0)
Adjusted net income (including 9M 2026 gains on sale)	$3.2
Adjusted earnings per share (including 9M 2026 gains on sale)	~$20.70
Adjusted debt/equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity.
•Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt.
•Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt.

Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.

	September 30, 2026	December 31, 2025
	(U.S. Dollars in millions, except debt/equity ratio)

Debt	$43,272	$43,565

Adjusted for:
Unrestricted cash and cash equivalents	(2,534)	(1,379)
50% equity credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$39,613	$41,061

Equity	$18,622	$18,323

Adjusted for:
50% equity credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$19,747	$19,448

Adjusted debt/equity ratio	2.0 to 1	2.1 to 1

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

Adjusted net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Adjusted net interest margin is calculated as the difference between basic lease rents, excluding the impact of the amortization of lease premium/deficiency recognized under purchase accounting, and interest expense, excluding the impact of the mark-to-market of interest rate derivatives. Annualized net spread is adjusted net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is adjusted net interest margin less depreciation and amortization, expressed as a percentage of average lease assets.
Average cost of debt is calculated as annualized interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts, divided by average debt balance.

	Three Months Ended September 30,
	2026	2025
	(U.S. Dollars in millions)

Interest expense	$475	$486

Adjusted for:
Mark-to-market on interest rate derivatives	3	(9)
Debt issuance costs, upfront fees and other impacts	(23)	(26)
Interest expense, excluding mark-to-market on interest rate derivatives, debt issuance costs, upfront fees and other impacts	$455	$450

Average debt balance	$43,466	$44,873

Average cost of debt	4.2%	4.0%

Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, net investment in finance leases and maintenance rights assets.
Aviation assets
Aviation assets include aircraft, engines and helicopters.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

Conference Call
In connection with its report of third quarter 2026 results, management will host a conference call with members of the investment community today, October 28, 2026, at 8:30 am Eastern Time. The call can be accessed live via webcast by AerCap’s website at www.aercap.com under “Investors,” or by dialing (U.S./Canada) +1 646 769 9200 or (International) +353 1 553 8798 and referencing code 4811095 at least 5 minutes before start time.

The webcast replay will be archived in the “Investors” section of the company’s website for one year.

For further information, contact Adi Padva: InvestorRelations@aercap.com.
About AerCap
AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and has headquarters in Dublin and Miami and offices in Shannon, Memphis, Singapore, London, Dubai, Shanghai, Amsterdam and other locations around the world.

Forward-Looking Statements
This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the impact of the conflict in the Middle East, including the Iran conflict, or any escalation thereof, on the aviation industry or our business and results of operations, financial condition and cash flows; the continued impact of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; trade tensions, including actual or threatened U.S. tariffs and retaliatory measures by some countries, and the resulting geopolitical uncertainty; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information regarding AerCap and to be added to our email distribution list, please visit www.aercap.com.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(U.S. Dollars in thousands, except share data)

	September 30, 2026	December 31, 2025

Assets
Cash and cash equivalents	$2,533,501	$1,379,180
Restricted cash	119,253	100,564
Trade receivables	64,560	48,499
Flight equipment held for operating leases, net	58,310,226	57,796,320
Investment in finance leases, net	1,558,273	1,807,494
Flight equipment held for sale	482,656	1,104,310
Maintenance rights and lease premium, net	1,350,184	1,677,407
Prepayments on flight equipment	3,922,107	4,272,766
Other intangibles, net	101,382	117,789
Deferred tax assets	169,331	172,877
Associated companies	1,472,350	1,315,306
Other assets	1,997,475	1,879,278
Total Assets	$72,081,298	$71,671,790

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,764,830	$1,897,392
Accrued maintenance liability	3,689,734	3,534,388
Lessee deposit liability	1,172,776	1,185,033
Debt	43,272,246	43,565,321
Deferred tax liabilities	3,559,403	3,166,165
Total Liabilities	53,458,989	53,348,299

Ordinary share capital, €0.01 par value, 450,000,000 ordinary shares authorized as of September 30, 2026 and December 31, 2025; 165,043,739 and 179,043,739 ordinary shares issued and 151,863,600 and 166,876,547 ordinary shares outstanding (including 2,754,000 and 4,135,620 shares of unvested restricted stock) as of September 30, 2026 and December 31, 2025, respectively	2,106	2,267
Additional paid-in capital	1,807,409	3,517,963
Treasury shares, at cost (13,180,139 and 12,167,192 ordinary shares as of September 30, 2026 and December 31, 2025, respectively)	(1,890,220)	(1,467,321)
Accumulated other comprehensive income (loss)	97,132	(50,210)
Accumulated retained earnings	18,605,713	16,320,581
Total AerCap Holdings N.V. shareholders' equity	18,622,140	18,323,280
Non-controlling interest	169	211
Total Equity	18,622,309	18,323,491

Total Liabilities and Equity	$72,081,298	$71,671,790

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

AerCap Holdings N.V.
Unaudited Consolidated Income Statements
(U.S. Dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Revenues and other income
Lease revenue:
Basic lease rents	$1,697,991	$1,689,930	$5,057,499	$4,991,660
Maintenance rents and other receipts	267,423	203,589	634,590	465,049
Total lease revenue	1,965,414	1,893,519	5,692,089	5,456,709
Net gain on sale of assets	352,551	332,019	866,269	566,035
Other income	97,364	83,033	265,911	249,611
Total Revenues and other income	2,415,329	2,308,571	6,824,269	6,272,355

Expenses
Depreciation and amortization	648,618	665,479	1,929,380	1,994,146
Net recoveries related to Ukraine Conflict	—	(474,879)	(28,380)	(1,447,701)
Asset impairment	38,842	41,726	53,399	47,335
Interest expense	475,482	485,915	1,411,039	1,507,641
Loss (gain) on debt extinguishment	—	658	(2,823)	2,640
Leasing expenses	131,478	92,547	391,575	267,831
Selling, general and administrative expenses	124,514	128,887	380,256	412,818
Total Expenses	1,418,934	940,333	4,134,446	2,784,710

Gain (loss) on investments at fair value	1,777	(1,734)	(2,090)	(25,662)

Income before income taxes and income of investments
accounted for under the equity method	998,172	1,366,504	2,687,733	3,461,983

Income tax expense	(122,896)	(198,246)	(384,636)	(477,585)
Equity in net earnings of investments accounted for under the equity method	73,486	47,480	189,510	133,410

Net income	$948,762	$1,215,738	$2,492,607	$3,117,808

Net loss attributable to non-controlling interest	38	9	42	8

Net income attributable to AerCap Holdings N.V.	$948,800	$1,215,747	$2,492,649	$3,117,816

Basic earnings per share	$6.22	$7.09	$15.91	$17.82
Diluted earnings per share	$6.17	$6.98	$15.69	$17.43

Weighted average shares outstanding - basic	152,429,789	171,483,556	156,674,262	174,959,115
Weighted average shares outstanding - diluted	153,863,317	174,066,926	158,878,969	178,853,682

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com

AerCap Holdings N.V. Reports Another Record Quarter for the Third Quarter 2026 and Raises 2026 Guidance

AerCap Holdings N.V.
Unaudited Consolidated Statements of Cash Flows
(U.S. Dollars in thousands)

	Nine Months Ended September 30,
	2026	2025

Net income	$2,492,607	$3,117,808
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,929,380	1,994,146
Net recoveries related to Ukraine Conflict	(28,380)	(1,447,701)
Asset impairment	53,399	47,335
Amortization of debt issuance costs, debt discount, debt premium and lease premium	120,919	132,702
Maintenance rights write-off	209,878	109,137
Maintenance liability release to income	(205,395)	(148,601)
Net gain on sale of assets	(866,269)	(566,035)
Deferred tax expense	373,734	462,329
Share-based compensation	89,649	130,488
Collections of finance leases	747,113	175,819
Loss on investments at fair value	2,090	25,662
(Gain) loss on debt extinguishment	(2,823)	2,640
Other	(157,144)	(162,288)
Changes in operating assets and liabilities:
Trade receivables	(14,951)	9,662
Other assets	32,934	294,544
Accounts payable, accrued expenses and other liabilities	(53,864)	(5,032)
Net cash provided by operating activities	4,722,877	4,172,615

Purchase of flight equipment	(2,349,109)	(2,446,366)
Proceeds from sale or disposal of assets	3,316,366	1,941,531
Prepayments on flight equipment	(2,257,066)	(1,545,979)
Cash proceeds from insurance claim settlements and interest related to Ukraine Conflict	28,380	1,288,479
Other	(17,703)	14,134
Net cash used in investing activities	(1,279,132)	(748,201)

Issuance of debt	2,932,312	3,935,969
Repayment of debt	(3,231,312)	(5,214,659)
Debt issuance and extinguishment costs paid, net of debt premium received	(34,263)	(26,878)
Maintenance payments received	712,204	725,250
Maintenance payments returned	(177,117)	(176,779)
Security deposits received	388,225	247,306
Security deposits returned	(420,264)	(192,922)
Repurchase of shares and tax withholdings on share-based compensation	(2,257,157)	(2,071,832)
Dividends paid on ordinary shares	(186,354)	(141,781)
Net cash used in financing activities	(2,273,726)	(2,916,326)

Net increase in cash, cash equivalents and restricted cash	1,170,019	508,088
Effect of exchange rate changes	2,991	2,780
Cash, cash equivalents and restricted cash at beginning of period	1,479,744	1,401,582
Cash, cash equivalents and restricted cash at end of period	$2,652,754	$1,912,450

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland | 830 Brickell Plaza, Suite 5000, Miami, FL 33131, United States
www.aercap.com